

April 26, 2023

Suying Liu
Chief Executive Officer
Mountain Crest Acquisition Corp. V
311 West 43rd Street, 12th Floor
New York, NY 10036

Re: Mountain Crest Acquisition Corp. V
      Preliminary Proxy Statement on Schedule 14A
      Filed April 14, 2023
      File No. 001-41062

Dear Suying Liu:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Real Estate & Construction

cc: Andrei Sirabionian